Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration No. 333-156346
January 6, 2010
Canada
€2,000,000,000 3.500% Euro Bonds due January 13, 2020
Term Sheet

Issuer:	Canada

Title:	3.500% Euro Bonds due January 13, 2020

Ratings:	AAA/Aaa/AAA (S&P, Moody’s, DBRS)

Format:	SEC Registered

Aggregate Principal Amount:	€2,000,000,000

Trade Date:	January 6, 2010

Settlement Date:	January 13, 2010

Maturity Date:	January 13, 2020

Callable:	No, unless any change in the laws or regulations of Canada that would require the payment by Canada of Additional Amounts on the Bonds, as more fully described in the Preliminary Prospectus Supplement

Interest Payment Date:	January 13 of each year

First Interest Payment Date:	January 13, 2011

Bund Benchmark:	3.250% due January 2020

Bund Benchmark Price and Yield:	98.925/3.377%

Spread to Bund Benchmark:	+ 19.4 bps

Yield to Maturity:	3.571%

Coupon:	3.500%

Public Offering Price:	99.412% plus accrued interest from January 13, 2010 if settlement occurs after that date

Day Count:	Actual/Actual (ICMA)

Specified Currency:	Euro (“€”)

Minimum Denomination:	€1,000 and integral multiples of €1,000

Listing:	Luxembourg Euro MTF Market

Status:	The bonds will constitute direct unconditional obligations of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Business Days:	New York, London, Toronto and TARGET

Representatives:	BNP Paribas
Credit Suisse Securities (Europe) Limited
Deutsche Bank Aktiengesellschaft
HSBC France

Senior Co-Managers:	CALYON
Citigroup Global Markets Limited
Merrill Lynch International
Royal Bank of Canada Europe Limited
The Toronto-Dominion Bank

Co-Managers:	Bank of Montreal, London Branch
Casgrain & Company (USA) Limited
CIBC World Markets Corp.
Desjardins Securities International Inc.
Laurentian Bank Securities Inc.
National Bank Financial Inc.
Scotia Capital Inc.

Billing and Delivering:	HSBC France

Common Code:	047754372

ISIN:	XS0477543721

Reference Document:	Prospectus Supplement subject to completion, dated January 6, 2010; Prospectus dated December 24, 2008

http://www.sec.gov/Archives/edgar/data/230098/000095012310000566/m58078e424b2.htm

Legends:	If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of bonds in any member state of the EEA which has implemented the Prospective Directive (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Neither this document nor the prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free +1-800-854-5674 for BNP Paribas, +1-800-221-1037 for Credit Suisse Securities (Europe) Limited, +1-800-503-4611 for Deutsche Bank Aktiengesellschaft and +1-866-811-8049 for HSBC France.

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